UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ACP STRATEGIC OPPORTUNITIES FUND II, LLC

(Name of Subject Company (Issuer))

ACP STRATEGIC OPPORTUNITIES FUND II, LLC

(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gary E. Shugrue

President

Ascendant Capital Partners, LP

150 N. Radnor Chester Rd., Suite C-220

Radnor, PA 19087

(610) 688-4180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

April 1, 2013

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $ 18,853,614 (a)      Amount of Filing Fee: $ 2,572 (b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

___Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $N/A

Form or Registration No.: SC TO-I

Filing Party: ACP Strategic Opportunities Fund II, LLC

Date Filed: April 5, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on April 5, 2013 by ACP Strategic Opportunities Fund II, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Units (as defined below) in the Fund in an aggregate amount up to $18,853,614 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this final amendment to Schedule TO, the term “Unit” or “Units” refers to the limited partnership units in the Fund or fractions thereof that constitute the class, including fractions of Units, of securities that is subject to the Offer, and includes all or some of a Partner’s Units as the context requires. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed to the Statement on April 5, 2013.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Partners") that desired to tender a Unit, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on April 30, 2013.

2. As of April 30, 2013, one (1) Partner validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Units tendered pursuant to the Offer was calculated as of June 31, 2013 in the amount of $9,863,433.56.

4. The payment of the purchase price of the Units or portions of Units tendered was made in the form of promissory notes issued to each of the Partners whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. One (1) Partner, whose tender was accepted for purchase by the Fund, did not tender their entire Units in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund paid the Partner 100% of the Partners' unaudited net asset value of the Units tendered. Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Partner in their Letter of Transmittal on or about July 22, 2013. The Fund has no contingent payment (the "Post-Audit Payment") to be made for this tender offer. There were no other tenders submitted for this tender offer period.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ACP STRATEGIC OPPORTUNITIES FUND II, LLC

By:	/s/ Gary E. Shugrue
Name:	Gary E. Shugrue
Title:	President and Chief Investment Officer

ASCENDANT CAPITAL PARTNERS LP

By:	/s/ Gary E. Shugrue
Name:	Gary E. Shugrue
Title:	Managing Member

July 31, 2013